SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549





FORM 11-K

For the fiscal year ended December 31, 1994


_X_ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 [Fee Required]


___ Transition Report Pursuant to Section 14(d) of the Securities Exchange Act of 1394 [No Fee Required]


For the transition period from               to


Commission file number 1-8291



GREEN MOUNTAIN POWER CORPORATION
Employee Savings and Investment Plan and Trust

(Full title of the Plan)



Green Mountain Power Corporation
25 Green Mountain Drive, P. O. Box 850
South Burlington, VT 05402
(802) 864-5731



(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)



GREEN MOUNTAIN POWER CORPORATION
EMPLOYEE SAVINGS AND
INVESTMENT PLAN AND TRUST

Financial Statements

December 31, 1994



Green Mountain Power Corporation
Employee Savings and Investment Plan and Trust
TABLE OF CONTENTS
December 31, 1994




                                                              Page


INDEPENDENT AUDITOR'S REPORT                                    1



FINANCIAL STATEMENTS


  Statements of Net Assets Available for Plan Benefits          3


  Statements of Changes in Net Assets Available for
    Plan Benefits                                               4


  Notes to Financial Statements                                 5



INDEPENDENT AUDITOR'S REPORT



To the Retirement Board
Green Mountain Power Corporation
  Employee Savings and Investment Plan and Trust


We have audited the accompanying statement of net assets available for plan benefits of Green Mountain Power Corporation Employee Savings and Investment Plan and Trust as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.




/s/KITTELL, BRANAGAN & SARGENT
KITTELL, BRANAGAN & SARGENT

St. Albans, Vermont
Registration No. 167
February 22, 1995


INDEPENDENT AUDITOR'S REPORT



To the Retirement Board
Green Mountain Power Corporation


We have audited the accompanying statement of changes in net assets available for plan benefits of Green Mountain Power Corporation Employee Savings and Investment Plan and Trust for the year ended December 31, 1992. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the changes in net assets available for plan benefits of the plan for the year ended December 31, 1992, in conformity with generally accepted accounting principles.




/s/URBACH KAHN & WERLIN PC
URBACH KAHN & WERLIN PC
Burlington, Vermont
Registration No.: 126
March 8, 1993



Green Mountain Power Corporation
Employee Savings and Investment Plan and Trust
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31,




                                                         1994         1993
ASSETS
  Investments at fair value as determined
  by quoted market price:
    Participating Employer:
      Green Mountain Power Corporation common stock  $ 4,823,239  $ 5,365,821
      Twentieth Century Investors Ultra Fund           1,655,206    1,062,104
      State Street S & P 500 Index Fund                1,243,157      945,053
      Fidelity Asset Manager Fund                      1,878,678    1,271,974
                                                       ---------    ---------
                                                       9,600,280    8,644,952
                                                       ---------    ---------
  Investments at estimated fair value:
    Chittenden Bank BIC - 1991                                         41,254
    Money Market Fund                                  1,718,100    1,700,457
    Participant loans                                    989,841      831,078
                                                       ---------    ---------
                                                       2,707,941    2,572,789
                                                       ---------    ---------
  Receivables:
    Accrued Interest and dividends                                      9,042
                                                       ---------    ---------

                                                                        9,042
                                                       ---------    ---------

  Cash                                                    97,915        2,997
                                                       ---------     --------

         TOTAL ASSETS                                 12,406,136   11,229,780
                                                      ----------   ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS               $12,406,136  $11,229,780
                                                     ===========  ===========


See Notes to Financial Statements.



Green Mountain Power Corporation
Employee Savings and Investment Plan and Trust
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Years Ended December 31,


                                           1994          1993          1992

INVESTMENT INCOME
  Interest                            $   173,518   $   188,668   $   206,928
  Dividends on Green Mountain
   Power Corporation Stock                347,529       330,450       276,367
  Other dividends                          69,009        53,370       224,497
  Realized gain (loss)
   on sale of investments                 (48,552)      (13,470)        1,196
  Net unrealized appreciation
   (depreciation) in fair market
   value of investments                  (726,965)     (150,501)      301,466
                                         ---------     ---------    ---------
                                         (185,461)      408,517     1,010,454
                                         ---------     ---------    ---------

CONTRIBUTIONS
  Employer                                455,722       435,248       374,089
  Employee                              1,364,346     1,310,940     1,145,695
  Rollovers                                                             8,301
  Other                                                                 1,262
                                        ---------     ---------     ---------
                                        1,820,068     1,746,188     1,529,347
                                        ---------     ---------     ---------

          TOTAL ADDITIONS               1,634,607     2,154,705     2,539,801
                                        ---------     ---------     ---------

BENEFITS PAID                             458,251       349,096       276,677
                                        ---------     ---------     ---------

          TOTAL DEDUCTIONS                458,251       349,096       276,677
                                        ---------     ---------     ---------

NET INCREASE                            1,176,356     1,805,609     2,263,124


NET ASSETS AVAILABLE FOR PLAN BENEFITS
  Beginning of Year                    11,229,780     9,424,171     7,161,047
                                      -----------   -----------   -----------

  End of Year                         $12,406,136   $11,229,780   $ 9,424,171
                                      ===========   ===========   ===========


See Notes to Financial Statements.


Green Mountain Power Corporation
Employee Savings and Investment Plan and Trust
NOTES TO FINANCIAL STATEMENTS
December 31, 1994


NOTE 1    PLAN DESCRIPTION

The following brief description of Green Mountain Power
Corporation Employee Savings and Investment Plan and Trust
(the Plan) is provided for general information only.
Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan established by Green Mountain Power Corporation. The Plan covers substantially all full-time employees of Green Mountain Power Corporation (the Company) and its subsidiaries, Green Mountain Propane Gas Company, Inc. and Mountain Energy, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration of Plan Assets
The Plan's assets are held by the Trustee of the Plan, which invests cash received, including interest and dividend income, and makes distributions to participants. Administrative expenses for the Trustee's fees are reimbursed by the Company.

Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan. Other administrative costs are paid directly by the Company.

Participant Contributions
Upon enrollment or re-enrollment, participants shall direct their contributions to be invested in one or more of the following investment options in 10 percent increments:

GMP Stock Fund - This fund is invested in Green
Mountain Power Corporation common stock.

Equity Fund - This fund is invested in units of the Wright Blue Chip Portfolio which is comprised principally of corporate stock. The Wright Blue
Chip Portfolio is part of the Equity Fund for Bank
Trust Departments managed by Eaton Vance Management,
Inc.

Money Market - This fund is invested in the Lehman
Cash Fund.

Guaranteed Income Fund - This fund is invested in bank investment contracts with Chittenden Bank.


S & P 500 Index Fund - This fund is invested in units of the Standard & Poor's 500 Index Fund which is comprised principally of corporate stock, held in the Standard & Poor's 500 Index. The fund is designed to duplicate the performance of the Standard & Poor's 500 Index.

Temporary Cash Fund - This fund is invested in the Lehman Cash Fund.

Asset Fund - This fund is invested in shares of the Fidelity Asset Manager Fund which is comprised of a broad mix of securities including equity, fixed income, and money market securities.

Ultra Fund - This fund is invested in shares of the Twentieth Century Ultra Investors Fund, which is comprised of securities of small and emerging growth companies. It invests in the stock of a wide range of small to medium-sized growth companies.

Participants may revise the balance in each fund and/or investment direction effective on the first day of each quarter, by providing the Administrator with 30 days advance written notice.

Company Contributions
For each participant, the Company contributes $.50 for every $1.00 contributed by the participant on the first 6 percent of the participant's eligible compensation. Company contributions are invested in the GMP Stock Fund.

Loan Provisions
Effective July 1, 1986, the Plan allows participants to borrow funds from their account. All loans require approval by the Administrator. All loan repayments will be through payroll deductions, except that loans may be repaid in a lump sum at any time without penalty. The term of the loan will be no greater than five years, except that loans which are used to acquire, construct or rehabilitate a principal residence may extend up to 30 years. Loans and associated interest must be repaid in full at the time of retirement or termination. The interest rate must be commensurate with the rate charged by persons in the business of lending money for loans which would be made under similar circumstances in accordance with Department of Labor regulations.

Vesting
Employees are immediately vested in their voluntary contributions as well as the employers' contribution and any earnings thereon.

Tax Status
The Plan as originally established in 1985 has been determined by the Internal Revenue Service (IRS) to be a qualified plan under IRS Code Sections 401(k) and 409. A favorable determination on the Plan, as restated effective January 1, 1989, is anticipated.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right to discontinue contributions or terminate the Plan at any time, subject to the provisions of ERISA.


NOTE 2    VALUATION OF INVESTMENTS AT ESTIMATED FAIR VALUE

Bank Investment Contracts (BIC's) with Chittenden Bank are also carried at their contract amount. Contract amounts approximate estimated fair value. These contracts credit interest at composite annual interest rates as indicated. The money market fund is carried at its cash value. Participant loans are carried at their unpaid principal balances at year end, which also approximate estimated fair value.

                                                  1994        1993
Chittenden BIC - 1991:  Interest at a rate of
  8.26% for the period January 1, 1991 through
  December 31, 1994 on all contributions
  received by the Trust between January 1,
  1991 and December 31, 1991.                $          $   41,254

Money Market Fund:  Lehman cash fund;
  interest at varying rates
  approximating market.                      1,718,100   1,700,457

Participant loans                              989,841     831,078
                                            ----------  ----------
                                            $2,707,941  $2,572,789
                                            ==========  ==========

NOTE 3     INVESTMENTS

     The details of investments as of December 31, 1994 were as follows:

                                        Number
                                      of Shares,
                                       Contract
                                       Amounts,
                                        Units          Cost       Fair Value

GMP Stock Fund
Green Mountain Power Corp.
  common stock                          173,031    $4,684,840     $4,823,239
                                      =========    ==========     ==========

Bank Investment Contract
Chittenden BIC 1991                                $              $
                                      =========     =========     ==========

Ultra Fund
Twentieth Century Investors
  Ultra Fund                             82,968    $1,668,613     $1,655,206
                                      =========    ==========     ==========

S & P 500 Fund
State Street S & P 500 Index Fund        17,618    $1,169,983     $1,243,157
                                      =========    ==========     ==========

Asset Fund
Fidelity Asset Manager Fund             135,841    $1,974,937     $1,878,678
                                      =========    ==========     ==========

Money Market Fund                     1,718,100    $1,718,100     $1,718,100
                                      =========    ==========     ==========

Participant Loans                       989,841    $  989,841     $  989,841
                                      =========    ==========     ==========

The details of investments as of December 31, 1993 were as follows:

GMP Stock Fund
Green Mountain Power Corp.
  common stock                          173,091    $4,777,732     $5,365,821
                                      =========    ==========     ==========

Bank Investment Contract
Chittenden BIC 1991                      41,254    $   41,254     $   41,254
                                      =========    ==========     ==========
Ultra Fund
Twentieth Century Investors
  Ultra Fund                             49,654    $  963,103     $1,062,104
                                      =========    ==========     ==========

S & P 500 Fund
State Street S & P 500 Index Fund        13,579    $  885,891     $  945,053
                                      =========    ==========     ==========

Asset Fund
Fidelity Asset Manager Fund              82,596    $1,189,354     $1,271,974
                                      =========    ==========     ==========

Money Market Fund                     1,700,457    $1,700,457     $1,700,457
                                      =========    ==========     ==========

Participant Loans                       831,078    $  831,078     $  831,078
                                      =========    ==========     ==========



NOTE 4     REALIZED GAIN ON SALE OF INVESTMENTS

Aggregate costs, proceeds and realized net gain (loss) on investment transactions were as follows:

  1994
Aggregate proceeds                               $ 1,193,728
Aggregate cost (based on average cost)            (1,242,280)
                                                 ------------
   NET GAIN (LOSS)                               $(   48,552)
                                                 ============

  1993
Aggregate proceeds                               $ 2,382,234
Aggregate cost (based on average cost)            (2,395,705)
                                                 ------------
   NET GAIN (LOSS)                               $(   13,471)
                                                 ============

  1992
Aggregate proceeds                               $   238,709
Aggregate cost (based on average cost)            (  237,513)
                                                 ------------
   NET GAIN (LOSS)                               $     1,196
                                                 ============


NOTE 5     UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS

The following summarizes unrealized appreciation (depreciation) in fair market value of investments during each of the periods:

Balance January 1, 1992                          $   677,907

Unrealized appreciation - 1992                       301,466
                                                 -----------
Balance, December 31, 1992                           979,373

Unrealized depreciation - 1993                    (  150,501)
                                                 ------------
Balance, December 31, 1993                           828,872

Unrealized depreciation - 1994                    (  726,965)
                                                 ------------
Balance, December 31, 1994                       $   101,907
                                                 ============


NOTE 6     ALLOCATION OF FUNDS BY INVESTMENT PROGRAM

     The allocation of assets, liabilities and net assets available for plan benefits by investment program is as follows:


                                               S & P
                                                500       GMP    Temporary
                                               Index     Stock    Income       Cash     Asset     Ultra        Loan
December 31, 1994                               Fund     Fund      Fund        Fund     Fund       Fund        Fund       Total

ASSETS
 Investments at fair value as determined
  by quoted market price
   Participating employer:
    Green Mountain Power Corporation
     common stock                           $          $4,823,239  $          $          $         $         $         $4,823,239
    Twentieth Century Investors
      Ultra Fund                                                                                   1,655,206            1,655,206
    State Street S & P 500 Index Fund        1,243,157                                                                  1,243,157
    Fidelity Asset Manager Fund                                                           1,878,678                     1,878,678


 Investments at estimated fair value
  Chittenden Bank, Chittenden BIC 1991
   Money Market Fund                                                          1,718,100                                  1,718,100
    Participant loans                                                                                          989,841     989,841
  Cash                                                     89,606                 8,309                                     97,915
                                            ---------- ----------  --------  ---------- ---------- ---------- -------- -----------
     Total Assets                           $1,243,157 $4,912,845  $         $1,726,409 $1,878,678 $1,655,206 $989,841 $12,406,136
                                            ========== ==========  ========  ========== ========== ========== ======== ===========


NET ASSETS AVAILABLE FOR PLAN BENEFITS      $1,243,157 $4,912,845  $         $1,726,409 $1,878,678 $1,655,206 $989,841 $12,406,136
                                            ========== ==========  ========  ========== ========== ========== ======== ===========






                                             S & P
                                              500       GMP    Temporary
                                             Index     Stock      Income     Cash       Asset     Ultra      Loan
December 31, 1993                             Fund     Fund        Fund      Fund       Fund       Fund      Fund       Total

ASSETS
 Investments at fair value as determined
  by quoted market price
   Participating employer:
    Green Mountain Power Corporation
     common stock                           $         $5,365,821  $        $          $         $         $          $ 5,365,821
    Twentieth Century Investors Ultra Fund                                                       1,062,104             1,062,104
    State Street S & P 500 Index Fund        945,053                                                                     945,053
    Fidelity Asset Manager Fund                                                        1,271,974                       1,271,974
                                            --------  ----------  -------  ---------  ---------- --------- --------- -----------
                                             945,053   5,365,821                       1,271,974 1,062,104             8,644,952
                                            ========  ==========  =======  =========  ========== ========= ========= ===========

 Investments at estimated fair value
   Chittenden Bank, Chittenden BIC 1991                            41,254                                                 41,254
   Money Market Fund                                      78,774           1,615,914                 5,769             1,700,457
   Participant loan                                                                                         831,078      831,078
                                            --------   ---------  -------  ---------  ---------- --------- --------  -----------
                                                          78,774   41,254  1,615,914                 5,769  831,078    2,572,789
                                            --------   ---------  -------  ---------  ---------- --------- --------  -----------

  Receivables
   Accrued interest and dividends                                   9,042                                                  9,042
                                            --------   ---------  -------  ---------  ---------- --------- --------  -----------
                                                                    9,042                                                  9,042
                                            --------   ---------  -------  ---------  ---------- --------- --------  -----------


  Cash                                                         7               2,990                                       2,997
                                            --------  ----------  ------- ----------  ---------- ---------- -------- -----------
        Total Assets                        $945,053  $5,444,602  $50,296 $1,618,904  $1,271,974 $1,067,873 $831,078 $11,229,780
                                            ========  ==========  ======= ==========  ========== ========== ======== ===========

NET ASSETS AVAILABLE FOR PLAN BENEFITS      $945,053  $5,444,602  $50,296 $1,618,904  $1,271,974 $1,067,873 $831,078 $11,229,780
                                            ========  ==========  ======= ==========  ========== ========== ======== ===========



NOTE 7   CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT PROGRAM

The allocation of the various components of changes in net assets available for plan benefits by investment program for the years ended
December 31, 1994, 1993 and 1992 is as follows:


                              S & P                             Temp-
                              500        GMP      Guaranteed   orary
                              Index      Stock     Income       Cash      Asset       Ultra       Loan        Equity
December 31, 1994             Fund       Fund        Fund       Fund      Fund        Fund        Fund        Fund     Total

  Interest                 $  8,421  $   13,239  $    283   $   75,074  $   13,144  $   63,357  $           $           $173,518
  Dividends on Green
   Mountain Power stock                 347,529                                                                          347,529
  Other dividends                                                           69,009                                        69,009
  Realized gain (loss) on
   sale of investments        4,174     (47,781)                            (1,408)     (3,537)                          (48,552)
  Net unrealized
   appreciation
   (depreciation) in fair
   value of investments      14,012    (452,690)                          (178,879)   (109,408)                         (726,965)
                           --------    ---------  -------   ----------   ----------   --------- --------    --------- -----------
     Total Investment
      Income                 26,607    (139,703)      283       75,074     (98,134)   ( 49,588)                         (185,461)
                           --------    ---------  -------   ----------   ----------   --------- --------    --------- -----------
Contributions:
  Employer                              455,722                                                                           455,722
  Employee                  213,946     329,428                169,535     339,317     312,120                          1,364,346
                           --------    --------   -------   ----------   ----------   --------- --------    ---------- ----------
     Total Contributions    213,946     785,150                169,535     339,317     312,120                          1,820,068
                           --------    --------   -------   ----------   ----------   --------- --------    ---------- ----------

     Total Additions        240,553     645,447       283      244,609     241,183     262,532                          1,634,607
                           --------    --------   -------   ----------   ----------   --------- --------    ---------- ----------

Benefits Paid                 9,480     220,833       913       84,724      86,715      55,586                            458,251
                           --------    --------   -------   ----------    ---------   --------- --------    ---------- ----------

     Total Deductions         9,480     220,833       913       84,724      86,715      55,586                            458,251
                           --------    --------   -------   ----------    ---------   --------- --------    ---------- ----------

Interfund Transfers          67,031    (956,372)  (49,666)     (52,382)    452,236     380,390    158,763
                           --------    ---------  --------  -----------   ---------   --------- ---------   ---------- ----------

Net Increase (Decrease)     298,104    (531,758)  (50,296)     107,503     606,704     587,336    158,763               1,176,356


NET ASSETS AVAILABLE
 FOR PLAN BENEFITS:
  Beginning of Year         945,053   5,444,602    50,296    1,618,906   1,271,974   1,067,871    831,078              11,229,780
                           --------   ----------  --------   ---------   ---------   ---------    -------   ---------- ----------

  End of Year            $1,243,157  $4,912,844  $      0   $1,726,409  $1,878,678  $1,655,207   $989,841   $      0   12,406,136
                         ==========  ==========  =========  ==========  ==========  ==========   ========   ========== ==========






                              S & P                                Temp-
                              500         GMP         Guaranteed   orary
                              Index       Stock       Income       Cash       Asset       Ultra       Loan        Equity
December 31, 1993             Fund        Fund        Fund         Fund       Fund        Fund        Fund        Fund      Total

Investment income:
  Interest               $    7,825  $   12,029   $  117,504  $   38,361  $    6,637  $    5,312  $           $   1,000     $188,668
   Mountain Power stock                 330,450                                                                              330,450
  Other dividends                                                             53,370                                          53,370
  Realized gain (loss) on
   sale of investments          809       2,866                                2,137        (438)               (18,844)   ( 13,470)
  Net unrealized
   appreciation
   (depreciation) in fair
   value of investments      59,161    (391,281)                              82,620      98,999                           (150,501)
                             ------    ---------     -------     -------     -------     --------  ------    -----------  ----------
  Total Investment Income    67,795     (45,936)     117,504      38,361     144,764     103,873                (17,844)     408,517
                             ------    ---------     -------     -------     -------     --------  ------    -----------  ----------

Contributions:
  Employer                              435,248                                                                              435,248
  Employee                  225,653     434,955                  214,970     236,542     198,820                           1,310,940
                            -------     -------      -------     -------     -------     -------   -------   ----------  -----------
     Total Contributions    225,653     870,203                  214,970     236,542     198,820                           1,746,188
                            -------     -------      -------     -------     -------     -------   -------   ----------  -----------

     Total Additions        293,448     824,267      117,504     253,331     381,306     302,693                (17,844)   2,154,705
                            -------     -------      -------     -------     -------     -------   -------   ----------- -----------

Benefits Paid                 3,171     203,191       40,321     100,208         525       1,680                             349,096
                            -------     -------      -------     -------     -------     -------   -------   -----------  ----------

     Total Deductions         3,171     203,191       40,321     100,208         525       1,680                             349,096
                            -------     -------      -------     -------     -------     -------   -------   -----------  ----------

Interfund Transfers         654,776    (349,467)  (1,852,239)    484,748     891,193     766,858   831,078   (1,426,947)
                            -------    ---------  -----------    -------     -------     -------   -------   -----------  ----------

 Net Increase (Decrease)    945,053     271,609   (1,775,056)    637,871   1,271,974   1,067,871   831,078   (1,444,791)   1,805,609

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS:
  Beginning of Year                   5,172,993    1,825,352     981,035                                      1,444,791    9,424,171
                            -------   ---------   ----------    --------    --------   ---------   -------   ----------- -----------

  End of Year           $   945,053  $5,444,602   $   50,296  $1,618,906  $1,271,974  $1,067,871  $831,078   $        0  $11,229,780
                            =======   =========   ==========   =========   =========  ==========  ========   =========== ===========






                                                        GMP         Guaranteed                      Money
December 31, 1992                                   Stock Fund     Income Fund     Equity Fund      Market     Total

Investment income:
  Interest                                          $   18,139     $  109,465      $    11,154     $ 68,169   $  206,927
  Dividends on Green Mountain Power stock              276,368                                                   276,368
  Other dividends                                                                      224,497                   224,497
  Realized gain (loss) on sale of investments            4,105                          (2,909)                    1,196
  Net unrealized appreciation (depreciation)
   in fair value of investments                        445,368       (143,902)                                   301,466
                                                    ----------     -----------     ------------    --------   ----------
     Total Investment Income                           743,980        109,465           88,840       68,169    1,010,454

Contributions:
  Employer                                             374,089                                                   374,089
  Employee                                             478,266                         301,415      366,014    1,145,695
  Rollover	                                              2,085                           2,085        4,130        8,300
  Other                                                  1,263                                                     1,263
                                                    ----------     -----------     ------------    --------   ----------
     Total Contributions                               855,703                         303,500      370,144    1,529,347
                                                    ----------     -----------     ------------    --------   ----------

     Total Additions                                 1,599,683        109,465          392,340      438,313    2,539,801
                                                    ----------     -----------     ------------    --------   ----------

Benefits Paid                                          144,994         56,386           32,472       42,825      276,677
                                                    ----------     -----------     ------------    --------   ----------

     Total Deductions                                  144,994         56,386           32,472       42,825      276,677

Interfund Transfers                                     87,958     (1,062,826)         389,323      585,545
                                                    ----------     -----------     ------------    --------   ----------

     Net Increase (Decrease)                         1,542,647     (1,009,747)         749,191      981,033    2,263,124

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of Year                                  3,630,346      2,835,099          695,602                 7,161,047
                                                     ---------     ----------      ------------    --------    ---------

  End of Year                                       $5,172,993     $1,825,352       $1,444,793     $981,033   $9,424,171
                                                    ==========     ==========      ============    ========   ==========


CONSENT OF INDEPENDENT AUDITOR



We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-47985) under the Securities Act of 1933 of Green Mountain Power Corporation of our report dated February 22, 1995, contained in the Annual Report on Form 11-K under the Securities Exchange Act of 1934 for the year ended December 31, 1994, of Green Mountain Power Corporation Employee Savings and Investment Plan and Trust.




                                /s/KITTELL, BRANAGAN & SARGENT
                                   KITTELL, BRANAGAN & SARGENT

St. Albans, Vermont
Registration No. 167
March 23, 1995



CONSENT OF INDEPENDENT AUDITOR



We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-47985) under the Securities Act of 1933 of Green Mountain Power Corporation of our report dated March 8, 1993, contained in the Annual Report on Form 11-K under the Securities Exchange Act of 1934 for the year ended December 31, 1994, of Green Mountain Power Corporation Employee Savings and Investment Plan and Trust.




St. Albans, Vermont             /s/URBACH, KAHN & WERLIN, P.C.
Registration No. 126               URBACH, KAHN & WERLIN, P.C.
February 22, 1995






SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Board, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                             GREEN MOUNTAIN POWER CORPORATION
                             EMPLOYEE SAVINGS AND INVESTMENT
                             PLAN AND TRUST

                         By:       /s/Glenn J. Purcell
                                   Glenn J. Purcell
                             Chairman of the Retirement Board


Date:  March 29, 1995